Exhibit 99.1

Mercurity Fintech Holding's Subsidiary, Ucon Capital Hong Kong, Earns Distinguished Approval to enter “Cyberport” Community

Hong Kong Digital Finance Initiative “Cyberport” Recognizes Mercurity Fintech Subsidiary Ucon Capital's Expertise and Capability by Granting an Approval to Join Its Prestigious Ranks

New York, -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a leading digital fintech group empowered by blockchain technology, today announced that its wholly-owned subsidiary, Ucon Capital ( “Ucon”), has been honored with the approval to join the esteemed “Cyberport”, an innovative digital community managed by Hong Kong Cyberport Management Company Limited. This approval is a significant acknowledgment of MFH and Ucon's capabilities and expertise, marking a critical milestone in the Company's strategic vision.

Ucon, as part of the MFH group, aims to offer comprehensive digital asset management services to clients across Asian markets, highlighting the synergies between MFH and Ucon, which will be further strengthened and leveraged to support the long-term growth of the enterprise.

The Cyberport community is a collaborative initiative supporting over 1,900 technology companies and startups. It forms an integral part of Hong Kong's strategy to establish itself as a global hub for Fintech, Web3, blockchain, and digital finance, boasting prominent members such as licensed cryptocurrency exchange, Hashkey Group, Web3 venture capital and game developer, Animoca Brands, and the Ethereum software firm behind the crypto wallet ‘MetaMask’, Consensys.

Ucon's acceptance into the Cyberport community will provide MFH with rich resources to fuel its future development. By utilizing the collaborative platform offered by Cyberport, MFH plans to establish its Asian headquarters in Hong Kong, complementing its North American headquarters in New York. This expansion will further the Company's global presence and reinforce its positioning as a global leader in the fintech space.

Furthermore, MFH intends to apply for the Trust and Company Service Provider License (TCSPL), or “trust license,” with the Hong Kong Monetary Authority (HKMA) to operate as a registered trustee and licensed custodian of client's assets.

Mercurity Fintech Holding, Inc. CEO Shi Qiu expressed, “We are honored to join this group of influential and carefully selected companies in the Hong Kong Cyberport initiative. In Hong Kong, cryptocurrencies such as Bitcoin, Ethereum, and USDC coins will be considered assets by regulators. This paves the way for our Company to use our subsidiary, Ucon Capital, and the Asian headquarters at Cyberport as a base to apply for compliance licenses and achieve our long-term goals of launching a comprehensive digital asset management platform for Asian market. Our acceptance into this unique, government-sponsored community of enterprising and entrepreneurial leaders in the digital space signifies a great admittance of MFH and Ucon's capability. It will also open many doors for enhanced innovation through collaboration, leveraging the synergies between MFH and Ucon for sustained growth, and demonstrating our commitment to providing a comprehensive suite of asset management services to our clients throughout Asia."

About Mercurity Fintech Holding Inc.

Founded in 2011 and headquartered in New York, Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech firm powered by blockchain. The company’s origins were as the developer of the first online collective marketplace platform in China, dubbed the “Chinese Groupon.” In 2015, MFH was successfully listed on Nasdaq and the Company’s current business evolution includes distributed computing and storage, digital payment solutions, and a planned entry into online and traditional brokerage services and asset management.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com